Filing under Rule 425 under
                                                      the Securities Act of 1933
                                              and deemed filed under Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                                Filing by: BROKAT Infosystems AG
                                           Subject Company: Blaze Software, Inc.
                                                SEC File No. of Blaze: 000-29817

                                     CONTENT
                                     -------
Stake Holder                                                                   1


Deal Structure                                                                 3


Strategy & Positioning                                                         3


Financials                                                                     4


Chapter 1 Stake Holder

I'm a Blaze customer, what does this mean for me?

With the acquisition, Blaze's technologies and products will become members of a greater family of e-Business software products we call the e-services platform. You will therefore not only have access to Blaze's existing products, but will benefit from their integration into Brokat's leading Twister platform, especially as a link between our multi-channel e-front office and CRM applications. Blaze products will continue to be available individually.

What is Customer Relationship Management (CRM)?

According to OVUM: "Customer Relationship Management is a concept, or management discipline (like Business Process Reengineering) concerned with how organizations can increase retention of their most profitable customers, simultaneously reduce costs and increase value of interactions, thereby maximizing profits." The goal of Customer Relationship Management is to optimize customer care in order to get satisfied and loyal customers. (Analyst Patricia Seybold put it into simple words: "make it easy for your customers to do business with you").

I'm a GemStone customer, what does this mean for me?

With the acquisition, GemStone's technologies and products will become members of a greater family of e-Business software products we call the e-services platform. You will therefore not only have access to GemStone's existing products, but will benefit from their integration into Brokat's leading
Twister platform, extending it with the best-performing EJB application server. GemStone products will continue to be available individually.

Why is EJB/J2EE important?
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For infrastructure platform vendors selling into the top-tier enterprises it is crucial to supply a bulletproof implementation of the J2EE standard in order to satisfy market demands for open standards. J2EE implementations ready for "prime time" need to comply to the definition of the standard and have to be robust, scaleable and offer high-performance in order to be applicable in mission-critical environments. For the e-Services Platform concept the oncoming adoption of EJB in "real e-Business" represents a key market need that has to be addressed. The Enterprise Application Server within the e-Services Platform has to live up to the promises of the J2EE standard.

I'm a Brokat customer, what does this mean for me?

Both acquisitions make perfect sense for all our customers, as they extend our Twister platform naturally. With the acquisition of GemStone we can offer industry-standard (EJB) compliance of our enterprise application server, faster time-to-market via lower Java entry barrier and lower cost of ownership through a more efficient server architecture. With the integration of Blaze's rule engine, we can offer a rapid change of applications in the volatile market conditions of our customers, an improved CRM functionality across all channels as well as a cost reduction through business process automation. According to our plans, we would have had to develop these functionalities anyway. Now we can complete and stabilize our Twister platform considerably earlier and can therefore concentrate on new topics such as mobile business.

I'm a business partner of any of the three companies. How does this deal benefit me?

Systems integrators, VARs as well as vertical application vendors will strongly benefit from the even more robust and complete Twister platform as a cornerstone for their customers' e-business applications. For Isis, these transactions bring together what they have asked for: the EJB and the CORBA enterprise application server, the multi-channel interaction, the enterprise application integration and the enhanced CRM functionality. As the new Brokat will vertically remain focussed on financial applications, we herewith invite ISVs around the globe to partner with us in order to provide our platform together with their vertical applications in industries such as health care, governments or logistics and transportation.

I'm a Brokat shareholder. How does this merger affect me?

You do not have to exchange any shares or take any action. The number of shares you own will not change due to this transaction. Your overall ownership in the Company will be diluted by approximately 19% as the overall number of outstanding shares increases.

I'm a Blaze shareholder. When will Brokat list at the NASDAQ and how do you exchange Blazes shares for Brokat shares? What will happen to my shares?

The timing heavily depends on the review by the SEC of Brokat's filing. This process will probably last until September or October. After the filing is declared effective, the merger will be consummated and the Blaze shares can be exchanged into Brokat ADS through an exchange agent. Blaze stock will be delisted from NASDAQ, as by then 100% of Blaze shares will be held by Brokat.

What are the implications of Brokat's shares being traded as ADSs (American Depository Shares)?

The closing of the acquisitions does not imply the listing of the ADSs on the NASDAQ. Rather, the NASDAQ listing is a separate issue, carried out for the convenience of Brokat's new US-based shareholders. A US listing enables the shares to be traded on local market exchanges. The shares and dividends are denominated in US dollars. The ADSs may be as liquid as the underlying shares in Germany, because the two are interchangeable.

Chapter 2 Deal Structure

How much will Brokat pay for Blaze and GemStone?
Blaze: 4,9 Million shares or about $560,5 Million for Blaze equity (as of
19.6.00)

GemStone: 2,4 Million shares or about $271,2 Million for GemStone equity (as of 19.6.00)

How is Brokat paying for this?

The acquisition of GemStone is financed by issuing new Brokat shares tradeable on the Neuer Markt. The acquisition of Blaze will be financed by the issuance of American Depository Shares (ADSs) on the NASDAQ. The overall number of Brokat shares outstanding will increase due to these transactions by the amount of shares given to Blaze and GemStone shareholders.

What will Brokat's cash position be after the transaction?

Brokat is not paying cash for the two companies. Therefore, their cash position will not change as a direct result of the transactions. However, Brokat will assume Blaze's and GemStone's cash and cash equivalents, totaling approximately $70 million, which will give Brokat a total cash position of about $160 Million.

What will the share holder structure be after the deal?
Current Brokat shareholders will own 81.1% of the outstanding stock, Blaze 12.4%, and GemStone 6.5%.

Current Brokat Management will own approx. about 30% after the acquisitions.

What will Tom Kelly's, Ken Irinaga's and Boris Anderer's role be?

Tom Kelly will serve as a chairman of Brokat, Inc.'s board in the US and Ken Irinaga will become a non-executive director on that board. Boris Anderer is intended to move to Brokat AG's supervisory board (Aufsichtsrat).

What will Stefan Rover's role be?

Stefan Rover will remain the CEO of the company as a member of the executive committee of Brokat AG and will have a seat in Brokat, Inc.'s board. He will relocate to San Jose.

Where will Brokat be headquartered?

Brokat's corporate headquarters will remain in Stuttgart with the US operation (the Inc. company) being headquartered out of San Jose, CA.

What will the employee structure look like and how big will the company be in total?

With R&D, Sales and Services each staffed at about 300 employees world-wide plus 150 staff in G&A, the new Brokat will have grown to a size of more than 1,100 employees by this transaction Strategy & Positioning

Chapter 3 Strategy & Positioning

What is the rationale of the acquisitions?

Listening to customer requests and analysts' consultations, Brokat has realized that it needs both, a leading-edge, standard-compliant EJB server as well as a strengthening of its CRM capabilities, especially in multi-channel e-front-offices. Also, we have realized that we will ultimately only succeed if we strengthen our position in our industry's core market, the US. Since it would have taken too much time and resources to achieve this through organic growth, we are excited about acquiring Blaze and GemStone.

I thought Brokat was a financial application provider. How does this fit into the picture?

Brokat has always maintained the view that business has two main elements: software infrastructure and key applications. Our Twister platform as such is perfectly suited for cross-industry applications and on top of that our specific, vertical applications for financial transactions such as brokerage, banking to insurance. We strongly believe that this combined approach sets us apart from our competitors and that we have thereby chosen the toughest environment (i.e. the financial industry) to prove the viability of our platform. We will therefore continue to build these vertical applications on an even improved infrastructure. We want to partner with third party ISVs for all other industries.

I heard Brokat provides mobile-commerce solutions. Will this still be true?

A specific benefit of the Twister platform is that it combines technology AND business logic. We have therefore developed and deployed a set of horizontal business services such as payment and billing that we can provide across all interactive customer channels, from the web via self-service terminals to mobile devices. A new breed of customers are all e-business champions that want to "mobilize" their transactions. Amongst them are also mobile phone operators out of which we have recently won a number of high-end projects.

What does Brokat mean by "blue-print for e-business"?

Brokat supplies software infrastructure and applications for companies that provide transactional services over electronic delivery channels ("e-services"). Unlike other software vendors offering individual pieces of a puzzle, Brokat delivers integrated e-Business Solutions that combine technology and business infrastructure with applications. Vertically, Brokat is focused on financial applications such as e-banking, e-brokerage and e-payment. Horizontally Brokat is specialized in integrating electronic delivery channels such as the internet and mobile phones, with a particular emphasis on mobile authentication ("meSign").

What is this me-Sign consortium and Brokat's role in it?

Brokat has realized the need for non-repudiative authentication and security in e-transactions at a very early stage. Two years ago we also identified the mobile phone as a perfectly personal device for that identification and authentication already since over two years. We have therefore developed technologies and a business model that is pending for patent in order to introduce a global standard for this method. We have chosen to make this intellectual property publicly available by initiating a global, industry-wide consortium (called The Mobile Electronic Signature Consortium, or me-Sign consortium in short) that is open for anybody ranging from device manufacturers to mobile operators, from financial institutions to smart card manufacturers and from enabling service providers (such as payment) to software vendors like us. Although initiated by Brokat, the me-Sign consortium is an independent forum with independent management, operations and headquarters.

Chapter 4 Financials

When will Brokat be profitable?

Analysts expect Brokat to reach profitability by 2002. The acquisitions should enable Brokat to reach profitability earlier, which means most likely in 2001. This results from a combination of revenue improvement and more effective cost management. Revenue improvement can be achieved through cross-selling, geographic expansion, and more effective marketing. Company resources will be more effectively utilized as existing assets and staff complement each other in the development of new geographic regions and sales/marketing channels. Much of the planned build-up of staff in the USA is effectively (and efficiently) accomplished through these strategic acquisitions.

The assumptions underlying this statement are subject to uncertainties. Please refer to the page at the end of this document regarding to forward looking statements.

How much revenue will Brokat generate in the US?

In Q1/2000 Brokat in combination with Blaze and GemStone generated a total revenue of US$ 31,1 Mio. According to the pro-forma P&L for CY 1999, we would have generated approx. 45% of overall revenue in the US.

Filings with the US SEC

BROKAT plans to file a Registration Statement on Form F-4 with the US SEC in connection with the Blaze transaction. The Form F-4 will contain an exchange offer prospectus, a proxy statement for Blaze's special meeting and other documents. Blaze plans to mail the proxy statement/prospectus contained in the Form F-4 to its stockholders. The Form F-4 and proxy statement/prospectus will contain important information about BROKAT, Blaze, the Blaze transaction and related matters. Investors and stockholders should read the proxy statement/prospectus and the other documents filed with the US SEC in connection with the Blaze transaction carefully before they make any decision with respect to the Blaze transaction. A copy of the merger agreement with respect to the Blaze transaction has been filed by Blaze as an exhibit to its Form 8-K dated June 20, 2000. The Form F-4, the proxy statement/prospectus, the Form 8-K and all other documents filed with the US SEC in connection with the transaction will be available when filed free of charge at the US SEC's web site at www.sec.gov. In addition, the proxy statement/prospectus, the Form 8-K and all other documents filed with the US SEC in connection with the Blaze transaction will be made available to investors free of charge by calling or writing to:

Brokat Infosystems AG
Silke Simon
Head of Investor Relations
Industriestr.3
70565 Stuttgart, Germany
Phone: +49-711-78844 298
Email: Silke.Simon@Brokat.com

Blaze Software, Inc.
Gary Shroyer
Investor Relations Department
150 Almaden Blvd.
San Jose, CA 951134
(408) 535-1757

In addition to the Form F-4, the proxy statement/prospectus and the other documents filed with the US SEC in connection with the Blaze transaction, Blaze is obligated to file annual, quarterly and special reports, proxy statements and other information with the US SEC. You may read and copy any reports, statements and other information filed with the US SEC at the US SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the US SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the US SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the US SEC at http//www.sec.gov.

Solicitation of Proxies; Interests of Certain Persons in the Transaction

The identity of the people who, under SEC rules, may be considered "participants in the solicitation" of Blaze stockholders in connection with the proposed merger, and a description of their interests, is available in an SEC filing on
Schedule 14A made by Blaze on June 21, 2000.

Forward-Looking Statements

This release contains statements that constitute forward looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events, including: the transactions; other transactions to which the parties may be a party; competition in the industry; changing technology and future demand for products; changes in business strategy or development plans; ability to attract and retain qualified personnel; worldwide economic and business conditions; regulatory, legislative and judicial developments; financing plans; and trends affecting the parties' financial condition or results of operations. Forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors. Although management of the parties believe that their expectations reflected in the forward looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward looking statements. In any event, these statements speak only as of the date of this release. The parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events. Readers are referred to Blaze's Annual Report to Stockholders and BROKAT's and Blaze's other filings with the US SEC for a discussion of these and other important risk factors concerning the parties and their respective operations.